Exhibit 99.1 - Form 52-109F2 Certifications by Chief Executive Officer and Chief Financial Officer of Quarterly Report

Form 52-109F2
CERTIFICATION OF INTERIM FILINGS

I, Kirk K. Mandy, President and Chief Executive Officer of Zarlink Semiconductor Inc., certify that:

1. Review: I have reviewed the interim financial statements and interim MD&A (together, the "interim filings") of Zarlink Semiconductor Inc. (the “issuer”) for the interim period ended December 26, 2008.

2. No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3. Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4. Responsibility: The issuer's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (“ICFR”), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings, for the issuer.

5. Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer's other certifying officers and I have, as at the end of the period covered by the interim filings

(a) Designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

(i) Material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

(ii) Information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

(b) Designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

5.1 Control framework: The control framework the issuer's other certifying officer(s) and I used to design the issuer's ICFR is COSO framework.

5.2 ICFR – material weakness relating to design:  N/A

    5.3 Limitation on scope of design: N/A

6. Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer's ICFR that occurred during the period beginning on October 27, 2008 and ended on December 26, 2008 that has materially affected, or is reasonably likely to materially affect, the issuer's ICFR.

February 4, 2009	By:	/s/ Kirk K Mandy
Kirk K. Mandy
President and Chief Executive Officer

Form 52-109F2
CERTIFICATION OF INTERIM FILINGS

I, Scott Milligan, Senior Vice-President of Finance and Chief Financial Officer of Zarlink Semiconductor Inc., certify that:

1. Review: I have reviewed the interim financial statements and interim MD&A (together, the "interim filings") of Zarlink Semiconductor Inc. (the “issuer”) for the interim period ended December 26, 2008.

2. No misrepresentations: Based on my knowledge, having exercised reasonable diligence, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings.

3. Fair presentation: Based on my knowledge, having exercised reasonable diligence, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date of and for the periods presented in the interim filings.

4. Responsibility: The issuer's other certifying officer(s) and I are responsible for establishing and maintaining disclosure controls and procedures (DC&P) and internal control over financial reporting (“ICFR”), as those terms are defined in National Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings, for the issuer.

5. Design: Subject to the limitations, if any, described in paragraphs 5.2 and 5.3, the issuer's other certifying officers and I have, as at the end of the period covered by the interim filings

(a) Designed DC&P, or caused it to be designed under our supervision, to provide reasonable assurance that

(i) Material information relating to the issuer is made known to us by others, particularly during the period in which the interim filings are being prepared; and

(ii) Information required to be disclosed by the issuer in its annual filings, interim filings or other reports filed or submitted by it under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation; and

(b) Designed ICFR, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP.

5.1 Control framework: The control framework the issuer's other certifying officer(s) and I used to design the issuer's ICFR is COSO framework.

5.2 ICFR – material weakness relating to design:  N/A

5.3 Limitation on scope of design: N/A

6. Reporting changes in ICFR: The issuer has disclosed in its interim MD&A any change in the issuer's ICFR that occurred during the period beginning on October 27, 2008 and ended on December 26, 2008 that has materially affected, or is reasonably likely to materially affect, the issuer's ICFR.

February 4, 2009	By:	/s/ Scott Milligan
Scott Milligan
Senior Vice President of Finance and Chief Financial Officer